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                          August 1, 2022

       Kenneth Rice
       Chief Operating Officer and Chief Financial Officer
       Meta Materials Inc.
       1 Research Drive
       Dartmouth, Nova Scotia B2Y 4M9

                                                        Re: Meta Materials Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed July 22, 2022
                                                            File No. 333-266276

       Dear Mr. Rice:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Gregory
Herbers at 202-551-8028 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Martin Waters